                                                                    EXHIBIT 99.3

Financial statements of Keebler Foods Company for the fiscal year ended January 1, 2000, filed as an exhibit to the Flowers Industries, Inc. Annual Report on Form 10-K on March 31, 2000.

                        REPORT OF INDEPENDENT ACCOUNTANTS

TO THE BOARD OF DIRECTORS AND SHAREHOLDERS OF KEEBLER FOODS COMPANY:

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, shareholders' equity and cash flows present fairly, in all material respects, the financial position of Keebler Foods Company and Subsidiaries at January 1, 2000 and January 2, 1999, and the results of their operations and their cash flows for each of the three years in the period ended January 1, 2000, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

Chicago, Illinois
February 1, 2000, except note 18, as to
  which the date is March 6, 2000

                              KEEBLER FOODS COMPANY

                           CONSOLIDATED BALANCE SHEETS

                (IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                              JANUARY 1, 2000     January 2, 1999
                                                              ---------------     ---------------

ASSETS

CURRENT ASSETS:

     Cash and cash equivalents                                   $   20,717          $   23,515
     Trade accounts and notes receivable, net                        65,052             141,077
     Inventories, net:
         Raw materials                                               34,243              31,722
         Package materials                                           13,907              13,081
         Finished goods                                             126,954             120,550
         Other                                                        1,176               1,024
                                                                 ----------          ----------
                                                                    176,280             166,377

     Deferred income taxes                                           46,252              57,713
     Other                                                           27,278              26,636
                                                                 ----------          ----------
         Total current assets                                       335,579             415,318

PROPERTY, PLANT AND EQUIPMENT, NET                                  553,031             564,524

GOODWILL, NET                                                       370,188             391,449

TRADEMARKS, TRADE NAMES AND OTHER INTANGIBLES, NET                  211,790             226,084

PREPAID PENSION                                                      33,240              38,205

ASSETS HELD FOR SALE                                                  6,662               2,972

OTHER ASSETS                                                         17,693              17,228
                                                                 ----------          ----------

         Total assets                                            $1,528,183          $1,655,780
                                                                 ==========          ==========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                              KEEBLER FOODS COMPANY

                           CONSOLIDATED BALANCE SHEETS

                (IN THOUSANDS EXCEPT SHARE AND PER SHARE AMOUNTS)

                                                                                   JANUARY 1, 2000       January 2, 1999
                                                                                   ---------------       ---------------

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES:

     Current maturities of long-term debt                                            $     37,283          $    112,730
     Trade accounts payable                                                               147,862               143,572
     Other liabilities and accruals                                                       237,447               232,087
     Income taxes payable                                                                  23,603                10,779
     Plant and facility closing costs and severance                                        11,290                11,018
                                                                                     ------------          ------------
         Total current liabilities                                                        457,485               510,186

LONG-TERM DEBT                                                                            419,160               541,765

OTHER LIABILITIES:
     Deferred income taxes                                                                124,389               147,098
     Postretirement/postemployment obligations                                             64,383                63,754
     Plant and facility closing costs and severance                                        12,062                15,563
     Deferred compensation                                                                 24,581                19,368
     Other                                                                                 16,808                28,745
                                                                                     ------------          ------------
         Total other liabilities                                                          242,223               274,528

COMMITMENTS AND CONTINGENCIES

SHAREHOLDERS' EQUITY:
     Preferred stock ($.01 par value; 100,000,000 shares authorized and
         none issued)                                                                          --                    --
     Common stock ($.01 par value; 500,000,000 shares authorized and
         84,655,874 and 84,125,164 shares issued, respectively)                               846                   841
     Additional paid-in capital                                                           182,686               169,532
     Retained earnings                                                                    255,813               167,608
     Treasury stock                                                                       (30,030)               (8,680)
                                                                                     ------------          ------------
         Total shareholders' equity                                                       409,315               329,301
                                                                                     ------------          ------------

         Total liabilities and shareholders' equity                                  $  1,528,183          $  1,655,780
                                                                                     ============          ============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                              KEEBLER FOODS COMPANY

                      CONSOLIDATED STATEMENTS OF OPERATIONS

                     (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                                                          Years Ended
                                                                  -----------------------------------------------------------
                                                                  JANUARY 1, 2000       January 2, 1999       January 3, 1998
                                                                  ---------------       ---------------       ---------------

NET SALES                                                           $  2,667,771          $  2,226,480          $  2,065,184

COSTS AND EXPENSES:
    Cost of sales                                                      1,150,553               938,896               888,031
    Selling, marketing and administrative expenses                     1,227,481             1,080,044             1,026,245
    Other                                                                 25,834                11,501                 9,511
    Restructuring and impairment charge                                   66,349                    --                    --
                                                                    ------------          ------------          ------------
INCOME FROM OPERATIONS                                                   197,554               196,039               141,397

    Interest (income)                                                     (1,700)               (3,763)               (1,191)
    Interest expense                                                      37,874                30,263                35,038
                                                                    ------------          ------------          ------------
INTEREST EXPENSE, NET                                                     36,174                26,500                33,847
                                                                    ------------          ------------          ------------
INCOME BEFORE INCOME TAX EXPENSE                                         161,380               169,539               107,550
    Income tax expense                                                    73,175                72,962                45,169
                                                                    ------------          ------------          ------------
INCOME BEFORE EXTRAORDINARY ITEM                                          88,205                96,577                62,381

EXTRAORDINARY ITEM:
    Loss on early extinguishment of debt, net of tax                          --                 1,706                 5,396
                                                                    ------------          ------------          ------------
NET INCOME                                                          $     88,205          $     94,871          $     56,985
                                                                    ============          ============          ============

BASIC NET INCOME PER SHARE:
    Income before extraordinary item                                $       1.05          $       1.16          $       0.80
    Extraordinary item                                                        --                  0.02                  0.07
                                                                    ------------          ------------          ------------
    Net income                                                      $       1.05          $       1.14          $       0.73
                                                                    ============          ============          ============
WEIGHTED AVERAGE SHARES OUTSTANDING                                       83,759                83,254                77,604
                                                                    ============          ============          ============

DILUTED NET INCOME PER SHARE:
    Income before extraordinary item                                $       1.01          $       1.10          $       0.77
    Extraordinary item                                                        --                  0.02                  0.07
                                                                    ------------          ------------          ------------
    Net income                                                      $       1.01          $       1.08          $       0.70
                                                                    ============          ============          ============
WEIGHTED AVERAGE SHARES OUTSTANDING                                       87,645                87,486                80,562
                                                                    ============          ============          ============

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                              KEEBLER FOODS COMPANY

                 CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY

                                 (IN THOUSANDS)

                                              COMMON STOCK      ADDITIONAL     RETAINED        TREASURY STOCK
                                            -----------------    PAID-IN       EARNINGS      -------------------
                                            SHARES     AMOUNT    CAPITAL       (DEFICIT)     SHARES       AMOUNT         TOTAL
                                            ------     ------   ----------     ---------     ------      --------       --------

BALANCE AT DECEMBER 28, 1996                77,638      $776      $148,613      $ 15,752        --       $     --       $165,141

    Purchase of treasury shares                 --        --            --            --       (43)           (75)           (75)

    Net income                                  --        --            --        56,985        --             --         56,985
                                            ------      ----      --------      --------      ----       --------       --------

BALANCE AT JANUARY 3, 1998                  77,638       776       148,613        72,737       (43)           (75)       222,051

    Exercise of Bermore warrant              6,136        61        19,740            --        --             --         19,801

    Purchase of treasury shares                 --        --            --            --      (292)        (8,605)        (8,605)

    Exercise of employee stock options         351         4         1,179            --        --             --          1,183

    Net income                                  --        --            --        94,871        --             --         94,871
                                            ------      ----      --------      --------      ----       --------       --------

BALANCE AT JANUARY 2, 1999                  84,125       841       169,532       167,608      (335)        (8,680)       329,301

    Purchase of treasury shares                 --        --            --            --      (646)       (21,350)       (21,350)

    Exercise of employee stock options         531         5        13,154            --        --             --         13,159

    Net income                                  --        --            --        88,205        --             --         88,205
                                            ------      ----      --------      --------      ----       --------       --------

BALANCE AT JANUARY 1, 2000                  84,656      $846      $182,686      $255,813      (981)      $(30,030)      $409,315
                                            ======      ====      ========      ========      ====       ========       ========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                              KEEBLER FOODS COMPANY

                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                                               Years Ended
                                                                         -------------------------------------------------------
                                                                         JANUARY 1, 2000     January 2, 1999     January 3, 1998
                                                                         ---------------     ---------------     ---------------

CASH FLOWS PROVIDED FROM OPERATING ACTIVITIES
    Net income                                                              $  88,205           $  94,871           $  56,985
    Adjustments to reconcile net income to cash from
      operating activities:
        Depreciation and amortization                                          84,125              69,125              60,708
        Deferred income taxes                                                 (11,248)             10,075              18,548
        Accretion on Seller Note                                                   --                  --               2,376
        Loss on early extinguishment of debt, net of tax                           --               1,706               3,761
        Loss (gain) on sale of property, plant and equipment                    1,799                 424                (358)
        Restructuring and impairment charge                                    46,071                  --                  --
        Other                                                                      --               1,460                  --
    Changes in assets and liabilities:
        Trade accounts and notes receivable, net                              (26,975)             (5,082)             38,187
        Inventories, net                                                       (9,903)            (13,830)                203
        Income taxes payable                                                   12,824              (4,556)             16,113
        Other current assets                                                     (642)             (2,845)               (966)
        Trade accounts payable and other current liabilities                    9,840                 869              36,806
        Plant and facility closing costs and severance                         (3,641)             (5,373)            (13,715)
    Other, net                                                                  6,771              (2,319)              1,044
                                                                            ---------           ---------           ---------
           Cash provided from operating activities                            197,226             144,525             219,692

CASH FLOWS USED BY INVESTING ACTIVITIES
    Capital expenditures                                                     (100,685)            (66,798)            (48,429)
    Proceeds from property disposals                                            3,904                 917               6,950
    Purchase of President International, Inc., net of cash acquired                --            (444,818)                 --
                                                                            ---------           ---------           ---------
           Cash used by investing activities                                  (96,781)           (510,699)            (41,479)

CASH FLOWS (USED BY) PROVIDED FROM FINANCING ACTIVITIES
    Purchase of treasury stock                                                (21,350)             (8,605)                (75)
    Exercise of options and warrant                                             3,203              20,577                  --
    Proceeds from receivables securitization                                  103,000                  --                  --
    Deferred debt issue costs                                                      --              (1,845)             (1,344)
    Long-term debt borrowings                                                      --             425,000             109,750
    Long-term debt repayments                                                (113,052)           (157,626)           (271,310)
    Revolving facility, net                                                   (85,000)             85,000                  --
    Income tax benefit related to stock options exercised                       9,956                  --                  --
                                                                            ---------           ---------           ---------
           Cash (used by) provided from financing activities                 (103,243)            362,501            (162,979)
                                                                            ---------           ---------           ---------
           (Decrease) increase in cash and cash equivalents                    (2,798)             (3,673)             15,234
           Cash and cash equivalents at beginning of period                    23,515              27,188              11,954
                                                                            ---------           ---------           ---------
           Cash and cash equivalents at end of period                       $  20,717           $  23,515           $  27,188
                                                                            =========           =========           =========

THE ACCOMPANYING NOTES ARE AN INTEGRAL PART OF THESE CONSOLIDATED FINANCIAL STATEMENTS.

                              KEEBLER FOODS COMPANY

                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1.       BASIS OF PRESENTATION

BUSINESS AND OWNERSHIP

         Keebler Foods Company ("the Company" or "Keebler"), a manufacturer and distributor of food products, was acquired by INFLO Holdings Corporation ("INFLO") on January 26, 1996. INFLO was owned by Artal Luxembourg S. A. ("Artal"), a private investment company, Flowers Industries, Inc. ("Flowers"), a New York Stock Exchange-listed company, Bermore, Limited ("Bermore"), a privately held corporation and the parent of G.F. Industries, Inc. ("GFI") and certain members of Keebler's current management. On November 20, 1997, INFLO was merged into Keebler Corporation (the "Merger"), and subsequently changed its name to Keebler Foods Company. The financial statements as of and for all periods subsequent to January 26, 1996 have been restated to reflect the Merger as if it had been effective January 26, 1996. On January 29, 1998, Keebler made an initial public offering of 13,386,661 shares of common stock ("the Offering"). As part of the transaction, Flowers acquired additional shares of common stock from Artal and Bermore so that its ownership of outstanding stock increased to approximately 55%. Concurrent with the Offering, Bermore exercised a warrant to purchase 6,135,781 shares of common stock that had been issued in conjunction with the acquisition of Sunshine Biscuits, Inc. ("Sunshine"). The exercise of the warrant resulted in Keebler receiving $19.8 million of cash proceeds. Artal and Bermore sold all of the shares in the Offering, with none of the proceeds going to Keebler. In addition, during 1998, Bermore, through a series of transactions, transferred its shares held to Claremont Enterprises, Limited ("Claremont"), a privately held Bahamian limited company. On January 21, 1999, Keebler made a secondary public offering of 16,200,000 shares of common stock. Artal and Claremont sold all of the shares, with no proceeds going to Keebler. As a result, Artal's ownership percentage decreased from approximately 21% to 2% and Claremont's ownership percentage was reduced from approximately 6% to 5% of the outstanding common stock. Management's ownership remained at approximately 2% and Flowers' ownership remained at approximately 55%. During 1999, all remaining shares owned by both Artal and Claremont were sold in the open market. Keebler is comprised of primarily the following wholly-owned subsidiaries: Keebler Company, Bake-Line Products, Inc. ("Bake-Line"), Sunshine, President International, Inc. ("President"), Keebler Leasing Corp., Keebler Funding Corporation and Johnston's Ready Crust Company. On January 4, 1999, Keebler engaged in a series of corporate-entity transactions that resulted in Sunshine and President being merged into Keebler Company. Consequently, these former subsidiaries of Keebler Foods Company are currently wholly-owned subsidiaries of Keebler Company. Additional operating subsidiaries of Keebler Company include Elfin Equity Company, L.L.C., Hollow Tree Company, L.L.C., Hollow Tree Financial Company, L.L.C. and Godfrey Transport, Inc.

FISCAL YEAR

         Keebler's fiscal year consists of thirteen four week periods (fifty-two or fifty-three weeks) and ends on the Saturday nearest December 31. The 1999 and 1998 fiscal years consisted of fifty-two weeks and the 1997 fiscal year consisted of fifty-three weeks.

PRINCIPLES OF CONSOLIDATION

         All subsidiaries are wholly-owned and included in the consolidated financial statements of Keebler. Intercompany accounts and transactions have been eliminated.

GUARANTEES OF NOTES

         The subsidiaries of Keebler that are not Guarantors of the Senior Subordinated Notes are inconsequential (which means that the total assets, revenues, income or equity of such non-guarantors, both individually and on a combined basis, is less than 3% of Keebler's consolidated assets, revenues, income or equity), individually and in the aggregate, to the consolidated financial statements of Keebler. The guarantees are full, unconditional and joint and several. Separate financial statements of the Guarantors are not presented because management has determined that they would not be material to investors in the Senior Subordinated Notes.

                              KEEBLER FOODS COMPANY

1.       BASIS OF PRESENTATION (CONTINUED)

RECLASSIFICATIONS

         Certain reclassifications of prior years' data have been made to conform with the current year reporting.


2.       ACQUISITION OF PRESIDENT INTERNATIONAL, INC.

         On September 28, 1998, Keebler acquired President International, Inc. from President International Trade and Investment Corporation, a company limited by shares under the International Business Companies Ordinance of the British Virgin Islands, for an aggregate purchase price of $446.1 million, excluding related fees and expenses paid of $4.5 million. The acquisition of President was a cash transaction funded with approximately $75.0 million from existing resources and the remainder from borrowings under the $700.0 million Senior Credit Facility Agreement ("Credit Facility") and a $125.0 million Bridge Facility, both dated as of September 28, 1998.

         The acquisition of President by Keebler has been accounted for as a purchase. The total purchase price and the fair value of liabilities assumed have been allocated to the tangible and intangible assets of President based on respective fair values. The acquisition has resulted in an unallocated excess purchase price over fair value of net assets acquired of $329.2 million, which is being amortized on a straight-line basis over a forty year period.

         Results of operations for President from September 28, 1998, have been included in the consolidated statements of operations. The following unaudited pro forma information has been prepared assuming the acquisition had taken place at the beginning of fiscal year 1997. The unaudited pro forma information includes adjustments for interest expense that would have been incurred related to financing the purchase, additional depreciation of the property, plant and equipment acquired and amortization of the trademarks, trade names, other intangibles and goodwill arising from the acquisition. The unaudited pro forma consolidated results of operations are not necessarily indicative of the results that would have been reported had the President acquisition been effected on the assumed date.

                                                      Unaudited
(IN THOUSANDS, EXCEPT PER SHARE DATA)           For the Years Ended
                                          ----------------------------------
                                          January 2, 1999    January 3, 1998
                                          ---------------    ---------------

Net sales..............................       $2,583.5           $2,501.5
Income before extraordinary item.......       $  104.7           $   56.7
Net income.............................       $  102.7           $   49.3
Diluted net income per share:
    Income before extraordinary item...       $   1.20           $   0.70
    Net income.........................       $   1.18           $   0.61

3.       RESTRUCTURING AND IMPAIRMENT CHARGE

         As part of the continuing process of integrating the business of President into the Company's operations, on May 14, 1999, Keebler announced the decision to close its manufacturing facility in Sayreville, New Jersey due to excess capacity within the Company's 15-plant manufacturing network. As a result, a pre-tax restructuring and impairment charge to operating income of $66.3 million was recorded in 1999. The restructuring and impairment charge included $20.2 million for cash costs related to severance and other exit costs from the Sayreville facility. The remaining $46.1 million was non-cash charges for asset impairments related to the Sayreville closing, including write-downs of property, plant and equipment at Sayreville and equipment at other locations, and a proportionate reduction of goodwill acquired in the acquisition of Sunshine in June 1996. The impairment charge for equipment at other locations resulted from a combination of factors. The acquisition of President brought a new capability to Keebler's production network. The President baking process is principally based on shorter, more flexible ovens compared to the larger ovens common to Keebler and Sunshine bakeries. This new capability resulted in a comprehensive analysis of system-wide production needs. The acquisition and resulting exit plans of Keebler, Sunshine and President, when considered together, resulted in redundant productive equipment, which ultimately became idle.

                              KEEBLER FOODS COMPANY

3.       RESTRUCTURING AND IMPAIRMENT CHARGE (CONTINUED)

         The original $69.2 million charge recorded in the second quarter of 1999 was reduced by a fourth quarter adjustment of $2.9 million. The adjustment was for costs related to severance and other exit costs from the facility due to lower-than-expected severance costs and an earlier-than-expected disposal of the facility. Of the total $66.3 million charge, approximately $65.6 million was recorded as plant and facility closing costs and severance, with the remaining $0.7 million recorded as other liabilities and accruals. Approximately 650 employees were expected to be terminated as a result of the closing of the Sayreville facility, of which approximately 600 employees were represented by unions. At January 1, 2000, approximately 595 employees under union contract and approximately 45 employees not under union contract had been terminated.

         The following table sets forth the activity related to the liabilities accrued in conjunction with the restructuring and impairment charge:

                                     January 2,                                              JANUARY 1,
(IN THOUSANDS)                          1999       Provision      Spending     Adjustment       2000
                                     ----------    ---------      --------     ----------    ----------

  Severance ....................      $     --      $ 15,564      $(12,442)      $ (1,085)    $  2,037
  Facility closure .............            --         4,570          (438)        (1,565)       2,567
  Fixed asset impairment .......            --        37,824       (37,824)            --           --
  Goodwill impairment ..........            --         7,600        (7,600)            --           --
  Other ........................            --         3,650        (1,724)          (209)       1,717
                                      --------      --------      --------       --------     --------
      Total ....................      $     --      $ 69,208      $(60,028)      $ (2,859)    $  6,321
                                      ========      ========      ========       ========     ========

         At January 1, 2000, $6.0 million remained for plant and facility closing costs and severance accruals and $0.3 million for other liabilities and accruals. Substantially all of the remaining severance liability is expected to be spent in 2000, as nearly all employees have been terminated. Production at the Sayreville, New Jersey manufacturing facility ceased on September 3, 1999. Spending for exit costs associated with the closure of the facility will continue into the year 2000 as the facility is prepared for sale. Spending for exit costs related to the facility closure is expected to continue for eighteen months or until the facility is disposed of, whichever occurs earlier. The majority of the remaining reserves are cash costs.

4.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CASH EQUIVALENTS

         All highly liquid instruments purchased with an original maturity of three months or less are classified as cash equivalents. The carrying amount of cash equivalents approximates fair value due to the relatively short maturity of these investments.

TRADE ACCOUNTS RECEIVABLE

         Substantially all of Keebler's trade accounts receivable are from retail dealers and wholesale distributors. Keebler performs periodic credit evaluations of its customers' financial condition and generally does not require collateral. Trade accounts receivable, as shown on the consolidated balance sheets, were net of allowances of $8.6 million as of January 1, 2000 and $7.8 million as of January 2, 1999.

INVENTORIES

         Inventories are stated at the lower of cost or market with cost determined principally by the last-in, first-out ("LIFO") method. Inventories stated under the LIFO method represent approximately 94% of total inventories at both January 1, 2000 and at January 2, 1999. Because Keebler has adopted a natural business unit single pool approach to determining LIFO inventory cost, classification of the LIFO reserve by inventory component is impractical. There was no reserve required at January 1, 2000 or January 2, 1999 to state the inventory on a LIFO basis.

                              KEEBLER FOODS COMPANY

4.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         At January 1, 2000 and January 2, 1999, inventories are shown net of an allowance for slow-moving and aged inventory of $6.7 million and $9.6 million, respectively.

         Keebler often enters into exchange traded commodity futures and options contracts to protect or hedge against adverse raw material price movements related to anticipated inventory purchases. Realized gains or losses on contracts are determined based on the stated market value at the time the contracts are liquidated or expire and are deferred in inventory until the underlying raw material is purchased. Gains or losses realized from the liquidation or expiration of the contracts are recognized as part of the cost of raw materials. Cost of sales was increased by losses on futures and options transactions of $9.2 million, $7.1 million and $3.8 million in the years ended January 1, 2000, January 2, 1999 and January 3, 1998, respectively. The notional amount of open futures and options contracts at January 1, 2000 and January 2, 1999 was $48.7 million and $61.7 million, respectively. The fair values of the open futures and options contracts at January 1, 2000 and January 2, 1999, based on the stated market value at those dates, were $44.1 million and $57.9 million, respectively. The open contracts at January 1, 2000, will expire between March 2000 and December 2000.

PROPERTY, PLANT AND EQUIPMENT

         Property, plant and equipment is stated at cost. Depreciation expense is computed using the straight-line method based on the estimated useful lives of the depreciable assets. Certain facilities and equipment held under capital leases are classified as property, plant and equipment and amortized using the straight-line method over the lease terms, and the related obligations are recorded as liabilities. Lease amortization is included in depreciation expense.

TRADEMARKS, TRADE NAMES AND OTHER INTANGIBLES

         Trademarks, trade names and other intangibles are stated at cost and are amortized on a straight-line basis over a period of twenty to forty years. Accumulated amortization of trademarks, trade names and other intangibles was $18.9 million and $11.8 million at January 1, 2000 and January 2, 1999, respectively.

GOODWILL

         Goodwill represents the excess cost over the fair value of the tangible and identifiable intangible net assets of acquired businesses. Goodwill is amortized on a straight-line basis over a period of forty years. Accumulated amortization of goodwill was $14.7 million and $4.9 million at January 1, 2000 and January 2, 1999, respectively.

REVENUE RECOGNITION

         Revenue from the sale of products is recognized at the time of the shipment to customers.

RESEARCH AND DEVELOPMENT

         Activities related to new product development and major improvements to existing products and processes are expensed as incurred and were $13.1 million for the year ended January 1, 2000, and $10.2 million for the years ended January 2, 1999 and January 3, 1998, respectively.

ADVERTISING AND CONSUMER PROMOTION

         Advertising and consumer promotion costs are generally expensed when incurred or no later than when the advertisement appears or the event is run. Advertising and consumer promotion expense was $87.3 million, $87.2 million and $67.6 million for the years ended January 1, 2000, January 2, 1999 and January 3, 1998, respectively. There were no deferred advertising costs at January 1, 2000 or January 2, 1999.

                              KEEBLER FOODS COMPANY

4.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

DERIVATIVE FINANCIAL INSTRUMENTS

         Keebler uses derivative financial instruments as part of an overall strategy to manage market risk. Keebler uses forward commodity futures and options contracts to hedge existing or future exposures to changes in commodity prices. Interest rate swap agreements are used to reduce the impact of changes in interest rates. Keebler does not enter into these derivative financial instruments for trading or speculative purposes (See Note 8).

INCOME TAXES

         The consolidated financial statements reflect the application of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting For Income Taxes." Keebler files a consolidated federal income tax return.

IMPAIRMENT OF LONG-LIVED AND INTANGIBLE ASSETS

         In accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of," the determination as to whether there has been an impairment of long-lived assets and the related unamortized goodwill, is based on whether certain indicators of impairment are present. In the event that facts and circumstances indicate that the cost of any long-lived assets and the related unamortized goodwill may be impaired, an evaluation of recoverability would be performed. If an evaluation were required, the estimated future undiscounted cash flows associated with the asset would be compared to the asset's carrying amount to determine if a write-down to market value or discounted cash flow value is required.

NEW ACCOUNTING PRONOUNCEMENTS

         In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" which is effective for all fiscal quarters of fiscal years beginning after June 15, 1999. The new statement establishes accounting and reporting standards for derivative instruments and hedging activities and requires that all derivatives be recognized as either assets or liabilities in the statement of financial position and that the instruments be measured at fair value. The accounting for changes in the fair value of a derivative depends on the intended use of the derivative and the resulting designation. However, in June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities Deferral of the Effective Date of FASB Statement No. 133 - an amendment to FASB Statement No. 133." Citing concerns about companies' ability to both modify their information systems for year 2000 readiness and become educated with the new derivatives and hedging standard, the FASB has delayed the effective date on SFAS No. 133 for one year, to fiscal years beginning after June 15, 2000. We have not yet determined the impact SFAS No. 133 may have on the consolidated financial statements.

USE OF ESTIMATES

         The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

                              KEEBLER FOODS COMPANY

5.       PROPERTY, PLANT AND EQUIPMENT

         A summary of property, plant and equipment, including related accumulated depreciation follows:

(IN THOUSANDS)                            JANUARY 1, 2000     January 2, 1999
                                          ---------------     ---------------

Land ..............................          $   16,290          $   18,374
Buildings .........................             138,288             140,907
Machinery and equipment ...........             437,032             424,574
Office furniture and fixtures .....              90,266              76,447
Delivery equipment ................               6,689               7,208
Construction in progress ..........              68,156              51,717
                                             ----------          ----------
                                                756,721             719,227
Accumulated depreciation ..........            (203,690)           (154,703)
                                             ----------          ----------
     Total ........................          $  553,031          $  564,524
                                             ==========          ==========

         Property, plant and equipment is depreciated on a straight-line basis over the estimated useful lives of the depreciable assets. Buildings are depreciated over a useful life of ten to forty years. Machinery and equipment is depreciated over a useful life of three to twenty-five years. Office furniture and fixtures are depreciated over a useful life of three to fifteen years. Delivery equipment is depreciated over a useful life of two to twelve years.

6.       ASSETS HELD FOR SALE

         On May 14, 1999, management announced the closure of the Sayreville, New Jersey manufacturing facility in order to eliminate excess capacity within Keebler's manufacturing network. As part of the total restructuring and impairment charge, the Sayreville facility was placed for sale together with other idle machinery and equipment held at various Keebler facilities. Disposition of the remaining assets held for sale is expected to occur within the next eighteen months without a significant gain or loss.

         Also in 1999, land in Fort Worth, Texas, which had been acquired in conjunction with the President acquisition in 1998, was placed for sale. This land, along with a warehouse in Houston, Texas and a distribution center in Kensington, Connecticut, which had both been held for sale during 1998, were disposed of in the current year without a significant gain or loss. Additionally, in June 1999, the Atlanta, Georgia manufacturing facility, which had been held for sale, was sold for $1.2 million with a realized loss of approximately $0.6 million. During 1998, Keebler had recognized an impairment charge of $0.9 million in order to reflect the Atlanta, Georgia manufacturing facility at fair value.

7.       OTHER CURRENT LIABILITIES AND ACCRUALS

         Other current liabilities and accruals consisted of the following at January 1, 2000 and January 2, 1999:

(IN THOUSANDS)                                 JANUARY 1, 2000     January 2, 1999
                                               ---------------     ---------------

Self insurance reserves ................          $   52,266          $   52,202
Employee compensation ..................              72,527              73,017
Marketing and consumer promotions ......              60,954              53,027
Other ..................................              51,700              53,841
                                                  ----------          ----------
     Total .............................          $  237,447          $  232,087
                                                  ==========          ==========

                              KEEBLER FOODS COMPANY

7.       OTHER CURRENT LIABILITIES AND ACCRUALS (CONTINUED)

         Keebler obtains insurance to manage potential losses and liabilities related to workers' compensation, health and welfare claims and general, product and vehicle liability. Keebler has elected to retain a significant portion of the expected losses through the use of deductibles and stop-loss limitations. Provisions for losses expected under these programs are recorded based on Keebler's estimates of aggregate liability for claims incurred. These estimates utilize Keebler's prior experience and actuarial assumptions provided by the Company's insurance carrier. The total estimated liability for these losses at January 1, 2000 and January 2, 1999 was $52.3 million and $52.2 million, respectively, and is included in other current liabilities and accruals. Keebler has collateralized its liability for potential self-insurance losses in several states by obtaining standby letters of credit which aggregate to approximately $18.6 million.

8.       DEBT AND LEASE COMMITMENTS

DEBT

         Long-term debt consisted of the following at January 1, 2000 and January 2, 1999:

(IN THOUSANDS)                   Interest Rate    Final Maturity       JANUARY 1, 2000     January 2, 1999
                                 -------------    ------------------   ---------------     ---------------

Bridge Facility .............        6.263%       September 26, 1999       $     --            $ 75,000
Revolving Facility ..........        5.843%       September 28, 2004             --              85,000
Term Facility ...............        5.814%       September 28, 2004        314,000             350,000
Senior Subordinated Notes ...       10.750%             July 1, 2006        124,400             124,400
Other Senior Debt ...........       Various                2001-2005         10,455              11,805
Capital Lease Obligations ...       Various                2002-2042          7,588               8,290
                                                                           --------            --------
                                                                            456,443             654,495
Less: Current maturities ....                                                37,283             112,730
                                                                           --------            --------
     Total ..................                                              $419,160            $541,765
                                                                           ========            ========

         At January 1, 2000 and January 2, 1999, Keebler's primary credit financing was provided by a $700.0 million Credit Facility, consisting of $350.0 million under the Revolving Facility and $350.0 million under the Term Facility. At January 2, 1999, financing was also provided under a $125.0 million Bridge Facility.

         The current outstanding balance on the Term Facility at January 1, 2000, was $314.0 million, with quarterly scheduled principal payments through the final maturity of September 2004. The Revolving Facility, with no outstanding balance and an available balance of $350.0 million at January 1, 2000, also has a final maturity of September 2004, but with no scheduled principal payments. Certain letters of credit totaling $28.7 million reduce the available balance on the Revolving Facility. Any unused borrowings under the Revolving Facility are subject to a commitment fee. The current commitment fee will vary from 0.125% - 0.30% based on the relationship of debt to adjusted earnings. At January 1, 2000, the commitment fee was 0.125%.

         At January 2, 1999, the outstanding balance on the Term Facility was $350.0 million and the Revolving Facility had an outstanding balance of $85.0 million and an available balance of $265.0 million. Certain letters of credit totaling $42.2 million reduced the available balance on the Revolving Facility and any unused borrowings under the Revolving Facility were subject to a commitment fee. The commitment fee varied from 0.125% - 0.30% based on the relationship of debt to adjusted earnings with a minimum commitment fee of 0.20% required through March 28, 1999. The outstanding balance on the Bridge Facility at January 2, 1999, was $75.0 million, with an additional $50.0 million in available borrowings.

         Interest on the Credit Facility is calculated based on a base rate plus applicable margin. The base rate can, at Keebler's option, be: i) the higher of the base domestic lending rate as established by the administrative agent for the lender of the Credit Facility, or the Federal Funds Rate plus one-half of one percent or ii) a reserve percentage adjusted LIBO Rate as offered by the administrative agent. The Credit Facility requires Keebler to meet certain financial covenants including debt to earnings before interest, taxes, depreciation and amortization ratio and cash flow coverage ratios. Interest on the Bridge Facility was calculated in the same manner as the Credit Facility and also was restricted by the same financial covenants.

                              KEEBLER FOODS COMPANY

         The $75.0 million Bridge Facility outstanding at January 2, 1999, that had a final maturity of September 1999, with no scheduled principal payments, was refinanced on January 29, 1999. Keebler entered into a Receivables Purchase Agreement ("Agreement") to replace the $75.0 million of debt held under the Bridge Facility, allowing funds to be borrowed at a lower cost to the Company. The accounting for this Agreement is governed by SFAS No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities." Under the guidelines of SFAS No. 125, a special-purpose entity was created, Keebler Funding Corporation, as a subsidiary of Keebler Foods Company. All transactions under this Agreement occur through Keebler Funding Corporation and are treated as a sale of accounts receivable and not as a debt instrument. At January 1, 2000, a net $103.0 million of accounts receivable had been sold at fair value, which is below the maximum amount currently available under the Agreement.

         In conjunction with the President acquisition on September 28, 1998, Term Loan A was extinguished by using $145.0 million of borrowings under the new Credit Facility. Keebler recorded a before-tax extraordinary charge of $2.8 million related primarily to expensing certain bank fees which were being amortized and which were incurred at the time Term Loan A was issued. The related after-tax charge was $1.7 million.

         At January 3, 1998, Keebler's primary credit financing was provided by a $380.0 million Second Amended and Restated Credit Agreement ("Credit Agreement") consisting of a $140.0 million Revolving Loan facility and a $240.0 million Term Loan of which the outstanding balance at January 3, 1998 was $156.0 million. The amendment to the Credit Agreement was entered into on April 8, 1997, to obtain more favorable terms, fees and interest rates. The interest expense, including commitment fee, on the Credit Agreement was calculated in substantially the same manner as is done under the current Credit Facility.

         During the fourth quarter of 1997, using existing cash resources, Keebler pre-paid $70.0 million of principal on Term Loan A; $30.0 million on December 8, 1997 and $40.0 million on November 10, 1997. The pre-payments resulted in the recognition of a $1.1 million after-tax extraordinary charge related to the expensing of certain unamortized bank fees which were incurred at the time Term Loan A was issued.

         On November 21, 1997, Keebler settled a Seller Note with a payment of $31.7 million funded through working capital. Keebler assumed the $32.5 million Seller Note, previously held by INFLO, as a result of the Merger. The Seller Note did not bear interest until January 26, 1999 and was recorded at a discounted value of $24.4 million on January 26, 1996. The discount was being amortized over three years at an effective interest rate of 10.0%. Keebler recorded a before-tax extraordinary charge of $2.6 million on the early extinguishment of debt. The related after-tax charge was $1.6 million.

         In conjunction with the amendment to the Credit Agreement on April 8, 1997, Term Loans B and C were extinguished using $40.0 million of borrowings under the Revolving Loan facility, $109.8 million of increased borrowings against Term Loan A and $3.8 million from cash resources. Keebler recorded a before-tax extraordinary charge of $4.6 million related primarily to expensing certain unamortized bank fees which were incurred at the time Term Loans B and C were issued. The related after-tax charge was $2.7 million.

         Interest of $37.5 million, $24.0 million and $39.0 million was paid on debt for the years ended January 1, 2000, January 2, 1999 and January 3, 1998, respectively.

         Aggregate scheduled annual maturities of long-term debt as of January 1, 2000 are as follows:

(IN THOUSANDS)


2000 ....................        $ 37,283
2001 ....................          42,162
2002 ....................          68,647
2003 ....................         105,596
2004 ....................          75,769
2005 and thereafter .....         126,986
                                 --------
     Total ..............        $456,443
                                 ========

                              KEEBLER FOODS COMPANY

FAIR VALUE OF FINANCIAL INSTRUMENTS

         The fair market value of financial instruments, which includes short- and long-term borrowings, was estimated using discounted cash flow analyses based on current interest rates which would be obtained for similar financial instruments. The carrying value of cash and cash equivalents and short-term debt approximates fair value because of the short-term maturity of the instruments. The fair value of long-term debt was $417.2 million and $536.6 million at January 1, 2000 and January 2, 1999, respectively, which was based on current rates offered to Keebler for similar debt with the same maturities.

         Keebler uses interest-rate swap agreements to effectively convert certain fixed rate debt to a floating rate instrument and certain floating rate debt to a fixed rate instrument. The interest rate swap agreements result in Keebler paying or receiving the difference between the fixed and floating rates at specified intervals calculated based on the notional amounts. The interest rate differential to be paid or received is accrued as interest rates change and is recorded as interest expense. The fair values of the swap agreements were obtained from the Bank of Nova Scotia and were estimated using market prices at each respective year end. The fair values of the swap agreements are typically not recognized in the financial statements as Keebler accounts for the agreements as hedges. In 1998, Keebler had entered into four swap transactions expiring between 2001 and 2004. There were no new swap transactions entered into during 1999.

         On July 1, 1998, Keebler entered into a swap transaction with the Bank of Nova Scotia, who also serves as the administrative agent for the lenders under the Credit Facility, which matures on July 1, 2001. The swap transaction had the effect of converting the fixed rate of 10.75% on $124.0 million of the Notes to a rate of 11.33% through July 3, 2000. In addition, on September 30, 1998 and October 5, 1998, Keebler entered into two swap transactions with the Bank of Nova Scotia both maturing on September 30, 2004. Each swap transaction converts the base rate on $105.0 million of the Credit Facility to fixed rate debt of 5.084% and 4.89%, respectively. The estimated fair values of the hedged swap agreements at January 1, 2000 and January 2, 1999, were a net receivable of $7.9 million and $1.1 million, respectively.

         In 1999, Keebler also maintained an interest rate swap that no longer served as a hedge with the Bank of Nova Scotia, which has a notional amount of $170.0 million and a fixed rate obligation of 5.0185% through February 1, 2001. During the year, $2.8 million was recognized in income from operations in order to mark-to-market the interest rate swap. The receivable resulting from this transaction was recorded as a $0.5 million current receivable in other current assets and a $2.3 million long-term receivable in other assets in the consolidated balance sheet.

LEASE COMMITMENTS

         Assets recorded under capitalized lease agreements included in property, plant and equipment consist of the following:

(IN THOUSANDS)                           JANUARY 1, 2000    January 2, 1999
                                         ---------------    ---------------

Land ..............................             $    980           $    980
Buildings .........................                2,894              2,894
Machinery and equipment ...........                2,842              2,853
Other leased assets ...............                    1                  1
                                                --------           --------
                                                   6,717              6,728
Accumulated depreciation ..........                 (417)              (242)
                                                --------           --------
     Total ........................             $  6,300           $  6,486
                                                ========           ========

                              KEEBLER FOODS COMPANY

         Future minimum lease payments under scheduled capital and operating leases that have initial or remaining noncancelable terms in excess of one year are as follows:

                                                            Capital          Operating
(IN THOUSANDS)                                               Leases            Leases
                                                            --------         ---------

2000 .............................................          $  1,046          $ 32,230
2001 .............................................             1,063            26,690
2002 .............................................             1,390            21,375
2003 .............................................               449            18,725
2004 .............................................             4,827            11,152
2005 and thereafter ..............................             1,324            24,312
                                                            --------          --------
Total minimum payments ...........................            10,099          $134,484
                                                                              ========
Amount representing interest .....................            (2,511)
                                                            --------
Obligations under capital lease ..................             7,588
Obligations due within one year ..................              (670)
                                                            --------
Long-term obligations under capital leases .......          $  6,918
                                                            ========

         Rent expense for all operating leases was $50.1 million, $38.7 million and $36.1 million for the years ended January 1, 2000, January 2, 1999 and January 3, 1998, respectively.

9.       PLANT AND FACILITY CLOSING COSTS AND SEVERANCE

         During 1998, as part of accounting for the acquisition of President, Keebler recognized costs pursuant to a plan to exit certain activities and operations of the acquired company. These exit costs, for which there is no future economic benefit, were provided for in the allocation of the purchase price and totaled $12.8 million. Staff reductions were estimated at $6.7 million, with the balance of the reserves allocated to costs associated with manufacturing, sales and distribution facility closings, which principally include lease termination and carrying costs. Initially, it was estimated that 410 employees were to be terminated as a result of this plan, of which approximately 175 employees were represented by a union. At January 1, 2000, approximately 40 employees not under union contract had been terminated. In addition, during the year management reviewed its exit plan and made a determination that approximately 110 employees not under union contract, would not be terminated. During the year ended January 1, 2000, Keebler adjusted accruals previously established in the accounting for the President acquisition by reducing goodwill and other intangibles by $4.5 million to recognize exit costs that are now expected to be less than initially anticipated. The remainder of management's exit plan is expected to be substantially complete before the end of 2000, with only noncancelable lease obligations to be paid over the next six years concluding in 2006.

         During 1996, as part of acquiring Keebler and Sunshine, management adopted and began executing a plan to reduce costs and inefficiencies. Certain exit costs totaling $77.4 million were provided for in the allocation of the purchase price of both the Keebler and Sunshine acquisitions. Management's plan included company-wide staff reductions, the closure of manufacturing, distribution and sales force facilities and information system exit costs. Severance, outplacement and other related costs associated with staff reductions were initially estimated at $30.7 million. Costs incurred related to the closing of manufacturing, distribution and sales force facilities, which include primarily severance and lease termination and carrying costs, were expected to total $39.9 million. Approximately 1,420 employees were terminated as a result of this plan. An additional $6.8 million was anticipated for lease costs related to exiting legacy information systems. During the year ended January 1, 2000, Keebler adjusted accruals previously established in the accounting for the Keebler acquisition by reducing goodwill and other intangibles by $0.5 million and reversing $1.3 million into income from operations to recognize exit costs that are now expected to be less than initially anticipated. The $1.3 million was credited to operating income as it had originally been charged to income from operations in the year ended January 3, 1998, January 2, 1999 or January 1, 2000. During the year ended January 2, 1999, Keebler also adjusted accruals previously established in the accounting for the Keebler and Sunshine acquisitions by reducing goodwill and other intangibles by $3.7 million to recognize exit costs that are now expected to be less than initially anticipated. Only noncancelable lease obligations are anticipated to extend beyond 2000, to be paid over the next six years concluding in 2006.

                             KEEBLER FOODS COMPANY

9.       PLANT AND FACILITY CLOSING COSTS AND SEVERANCE (CONTINUED)

         In addition, during the years ended January 1, 2000, January 2, 1999 and January 3, 1998, Keebler expensed an additional $0.8 million, $2.8 million and $2.7 million, respectively. These charges were principally for costs related to the closure of distribution facilities not included in the original plan adopted by management for the acquisition of Keebler Company.

         The following table sets forth the activity in Keebler's plant and facility closing costs and severance liabilities exclusive of the liabilities resulting from the restructuring and impairment charge recorded in 1999:

(IN THOUSANDS)               December 28, 1996      Provision           Spending             Adjustment        January 3, 1998
                             -----------------      ---------           --------             ----------        ---------------
KEEBLER COMPANY

  Severance ...........            $ 3,293            $   85            $ (3,147)            $       --            $   231
  Facility closure ....             13,933             2,482              (3,910)                    --             12,505
  Other ...............              3,771               100              (1,976)                    --              1,895
                                   -------            ------            --------             ----------            -------
    Subtotal ..........             20,997             2,667              (9,033)                    --             14,631
                                   -------            ------            --------             ----------            -------

SUNSHINE BISCUITS, INC

  Severance ...........            $ 3,114            $   --            $ (3,002)            $       --            $   112
  Facility closure ....             11,873                --              (4,138)                    --              7,735
  Other ...............                 --                --                  --                     --                 --
                                   -------            ------            --------             ----------            -------
    Subtotal ..........             14,987                --              (7,140)                    --              7,847
                                   -------            ------            --------             ----------            -------

      TOTAL ...........            $35,984            $2,667            $(16,173)            $       --            $22,478
                                   =======            ======            ========             ==========            =======



(IN THOUSANDS)                  January 3, 1998      Provision          Spending             Adjustment         January 2, 1999
                                ---------------      ---------          --------             ----------         ---------------
KEEBLER COMPANY

  Severance ...........            $   231            $  139            $   (293)            $      (28)            $    49
  Facility closure ....             12,505             2,662              (3,265)                  (418)             11,484
  Other ...............              1,895                --              (1,689)                  (182)                 24
                                   -------            ------            --------             ----------             -------
    Subtotal ..........             14,631             2,801              (5,247)                  (628)             11,557
                                   -------            ------            --------             ----------             -------

SUNSHINE BISCUITS, INC

  Severance ...........            $   112            $   --            $    (26)            $       --             $    86
  Facility closure ....              7,735                --              (2,388)                (3,120)              2,227
  Other ...............                 --                --                  --                     --                  --
                                   -------            ------            --------             ----------             -------
    Subtotal ..........              7,847                --              (2,414)                (3,120)              2,313
                                   -------            ------            --------             ----------             -------

PRESIDENT INTERNATIONAL, INC.
                                                                                                                    -------
  Severance ...........            $    --            $6,653            $    (59)            $       --             $ 6,594
  Facility closure ....                 --             5,670                  --                     --               5,670
  Other ...............                 --               447                  --                     --                 447
                                   -------            ------            --------             ----------             -------
    Subtotal ..........                 --            12,770                 (59)                    --              12,711
                                   -------            ------            --------             ----------             -------

      TOTAL ...........            $22,478            $15,571           $ (7,720)            $   (3,748)            $26,581
                                   =======            ======            ========             ==========             =======

                              KEEBLER FOODS COMPANY

9.       PLANT AND FACILITY CLOSING COSTS AND SEVERANCE (CONTINUED)

(IN THOUSANDS)                January 2, 1999       Provision           Spending             Adjustment        JANUARY 1, 2000
                              ---------------       ---------           --------             ----------        ---------------
KEEBLER COMPANY

  Severance ..............         $    49            $   25            $    (50)            $       --             $    24
  Facility closure .......          11,484               751              (2,646)                (1,760)              7,829
  Other ..................              24                --                 (14)                   (10)                 --
                                   -------            ------            --------             ----------             -------
      Subtotal ...........          11,557               776              (2,710)                (1,770)              7,853
                                   -------            ------            --------             ----------             -------

SUNSHINE BISCUITS, INC ...

  Severance ..............         $    86            $   --            $    (23)            $       --             $    63
  Facility closure .......           2,227                --                (265)                    --               1,962
  Other ..................              --                --                  --                     --                  --
                                                      ------            --------             ----------             -------
      Subtotal ...........           2,313                --                (288)                    --               2,025
                                                      ------            --------             ----------             -------

PRESIDENT INTERNATIONAL, INC.

     Severance ...........         $ 6,594            $   --            $   (576)            $   (3,189)            $ 2,829
     Facility closure ....           5,670                --                 (83)                  (991)              4,596
     Other ...............             447                --                (118)                  (319)                 10
                                                      ------            --------             ----------             -------
         Subtotal ........          12,711                --                (777)                (4,499)              7,435
                                                      ------            --------             ----------             -------

           TOTAL .........         $26,581            $  776            $ (3,775)            $   (6,269)            $17,313
                                   =======            ======            ========             ==========             =======

10.      EMPLOYEE BENEFIT PLANS

         The Retirement Plan for Salaried and Certain Hourly--Paid Employees of Keebler Company (the "pension plan") is a trusteed, noncontributory, defined--benefit, pension plan. The pension plan covers certain salaried and hourly--paid employees. Assets held by the pension plan consist primarily of common stocks, government securities, bonds, mortgages and money market funds. Benefits provided under the pension plan are primarily based on years of service and the employee's final level of compensation. Keebler's funding policy is to contribute annually not less than the ERISA minimum funding requirements. Effective December 31, 1998, the pension plans of President were merged with Keebler's pension plan.

         Pension expense included the following components:

                                                                      Years Ended
                                            --------------------------------------------------------------
(IN THOUSANDS)                              JANUARY 1, 2000         January 2, 1999        January 3, 1998
                                            ---------------         ---------------        ---------------
Service cost ..........................         $ 13,364               $  9,040               $  8,560
Interest cost .........................           32,841                 31,080                 29,673
Expected return on plan assets ........          (41,887)               (39,352)               (37,935)
Amortization of prior service cost ....              689                    689                     --
Amortization of net loss ..............               43                     --                     --
                                                --------               --------               --------
Pension expense .......................         $  5,050               $  1,457               $    298
                                                ========               ========               ========

         The expected long--term rate of return on plan assets was 8.7% for the year ended January 1, 2000 and 9.0% for the years ended January 2, 1999 and January 3, 1998, respectively.

                              KEEBLER FOODS COMPANY

10.      EMPLOYEE BENEFIT PLANS (CONTINUED)

         The funded status of Keebler's pension plan and amounts recognized in the consolidated balance sheets are as follows:

(IN THOUSANDS)                                             JANUARY 1, 2000         January 2, 1999
                                                           ---------------         ---------------
Change in projected benefit obligation:
  Benefit obligation at beginning of year ...........         $(520,312)              $(437,334)
  Service cost ......................................           (13,364)                 (9,040)
  Interest cost .....................................           (32,841)                (31,080)
  Amendments ........................................                --                  (4,874
  Actuarial gain (loss) .............................            60,261                 (45,871)
  Acquisition .......................................                --                 (22,805
  Benefits and expenses paid ........................            30,009                  30,692
  Curtailment gain ..................................               897                      --
                                                              ---------               ---------
  Benefit obligation at year end ....................          (475,350)               (520,312)
                                                              ---------               ---------

Change in plan assets:
  Fair value of plan assets at beginning of year ....           565,710                 499,379
  Actual return on plan assets ......................             2,253                  77,731
  Employer contributions ............................               115                      --
  Acquisition .......................................                --                  19,292
  Benefits and expenses paid ........................           (30,009)                (30,692)
                                                              ---------               ---------
  Fair value of plan assets at year end .............           538,069                 565,710
                                                              ---------               ---------
  Funded status .....................................            62,719                  45,398
  Unrecognized actuarial gain .......................           (37,209)                (16,538)
  Unrecognized prior service cost ...................             7,730                   9,230
  Contributions subsequent to measurement date ......                --                     115
                                                              ---------               ---------
  Prepaid pension ...................................         $  33,240               $  38,205
                                                              =========               =========

         The pension plan uses the September 30 preceding the fiscal year end as the measurement date. Assumptions used in accounting for the pension plan at each of the respective year ends are as follows:

                                                                        Years Ended
                                                -------------------------------------------------------------
                                                JANUARY 1, 2000       January 2, 1999         January 3, 1998
                                                ---------------       ---------------         ---------------
Discount rate ............................           7.5%                   6.5%                   7.3%
Rate of compensation level increases .....           4.5                    4.0                    4.0

         As a result of the closure of the Sayreville, New Jersey manufacturing facility in 1999, the plan recognized a net curtailment gain of $0.1 million resulting from a liability gain of $0.9 million offset by the recognition of $0.8 million of unrecognized prior service cost.

         The plan assets, as of January 1, 2000 and January 2, 1999, include a real estate investment of $3.1 million in a distribution center which is under an operating lease to Keebler.

         In addition to the pension plan, Keebler also maintains an unfunded supplemental retirement plan for certain highly compensated former executives and an unfunded plan for certain highly compensated current and former executives ("the excess retirement plan"). Benefits provided are based on years of service.

                              KEEBLER FOODS COMPANY

10.      EMPLOYEE BENEFIT PLANS (CONTINUED)

         The supplemental retirement plan expense includes the following components:

                                                                     Years Ended
                                            --------------------------------------------------------------
(IN THOUSANDS)                              JANUARY 1, 2000         January 2, 1999        January 3, 1998
                                            ---------------         ---------------        ---------------
Interest cost .........................         $    698               $    722               $    732
                                                --------               --------               --------
Plan expense ..........................         $    698               $    722               $    732
                                                ========               ========               ========

         The unfunded status of the supplemental retirement plan and the amounts recognized in the consolidated balance sheets are as follows:

(IN THOUSANDS)                                                    JANUARY 1, 2000        January 2, 1999
                                                                  ---------------        ---------------
Change in projected benefit obligation:
  Benefit obligation at beginning of year ............              $ (11,119)              $ (10,303)
  Interest cost ......................................                   (698)                   (722)
  Actuarial gain (loss) ..............................                    944                    (844)
  Benefits and expenses paid .........................                    640                     750
                                                                    ---------               ---------
  Benefit obligation at year end .....................                (10,233)                (11,119)
  Fair value of plan assets ..........................                     --                      --
                                                                    ---------               ---------
  Funded status ......................................                (10,233)                (11,119)
  Unrecognized actuarial loss (gain) .................                   (558)                    387
  Benefit payments subsequent to measurement date ....                    168                     109
                                                                    ---------               ---------
  Accrued obligation .................................              $ (10,623)              $ (10,623)
                                                                    =========               =========

         The excess retirement plan expense includes the following components:

                                                                              Years Ended
                                                      ------------------------------------------------------------
(IN THOUSANDS)                                        JANUARY 1, 2000       January 2, 1999        January 3, 1998
                                                      ---------------       ---------------        ---------------
Service cost ..............................              $    431              $    173               $    306
Interest cost .............................                   155                    78                     43
Amortization of net loss (gain) ...........                     8                   (47)                   (84)
                                                         --------              --------               --------
Pension expense ...........................              $    594              $    204               $    265
                                                         ========              ========               ========

         The unfunded status of the excess retirement plan and the amounts recognized in the consolidated balance sheets are as follows:

(IN THOUSANDS)                                                  JANUARY 1, 2000          January 2, 1999
                                                                ---------------          ---------------
Change in projected benefit obligation:
  Benefit obligation at beginning of year ...........              $  (2,395)              $  (1,085)
  Service cost ......................................                   (431)                   (173)
  Interest cost .....................................                   (155)                    (78)
  Actuarial loss ....................................                   (158)                 (1,076)
  Benefits and expenses paid ........................                     31                      17
                                                                   ---------               ---------
  Benefit obligation at year end ....................                 (3,108)                 (2,395)
  Fair value of plan assets .........................                     --                      --
                                                                   ---------               ---------
  Funded status .....................................                 (3,108)                 (2,395)
  Unrecognized actuarial loss .......................                    501                     351
  Benefit payments subsequent to measurement date ...                     17                      --
                                                                   ---------               ---------
  Accrued obligation ................................              $  (2,590)              $  (2,044)
                                                                   =========               =========

                              KEEBLER FOODS COMPANY

10.      EMPLOYEE BENEFIT PLANS (CONTINUED)

         The supplemental and excess retirement plans use the September 30 preceding the fiscal year end as the measurement date. Assumptions used in accounting for the supplemental and excess retirement plans for each of the respective year ends are as follows:

                                                                         Years Ended
                                                ------------------------------------------------------------
                                                JANUARY 1, 2000       January 2, 1999        January 3, 1998
                                                ---------------       ---------------        ---------------
Discount rate ............................           7.5%                   6.5%                   7.3%
Rate of compensation level increase ......           4.5                    4.0                    4.0

         Contributions are also made by Keebler to a retirement program for Grand Rapids union employees. Benefits provided under the plan are based on a flat monthly amount for each year of service and are unrelated to compensation. Contributions are made based on a negotiated hourly rate. For the years ended January 1, 2000, January 2, 1999 and January 3, 1998, Keebler expensed contributions of $2.5 million, $2.3 million and $2.6 million, respectively.

         Keebler contributes to various multiemployer union administered defined--benefit and defined--contribution pension plans. Benefits provided under the multiemployer pension plans are generally based on years of service and employee age. Expense under these plans was $6.8 million, $8.9 million and $10.5 million for the years ended January 1, 2000, January 2, 1999 and January 3, 1998, respectively.

11.      POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS

         Keebler provides certain medical and life insurance benefits for eligible retired employees. The medical plan, which covers nonunion and certain union employees with ten or more years of service, is a comprehensive indemnity--type plan. The plan incorporates an up--front deductible, coinsurance payments and employee contributions which are based on length of service. The life insurance plan offers a small amount of coverage versus the amount the employees had while employed. Keebler does not fund the plan.

         The net periodic postretirement benefit expense includes the following components:

(IN THOUSANDS)                                                                 Years Ended
                                                      -------------------------------------------------------------
                                                      JANUARY 1, 2000        January 2, 1999        January 3, 1998
                                                      ---------------        ---------------        ---------------
Service cost ...............................              $  2,178               $  2,045               $  2,242
Interest cost ..............................                 3,424                  3,961                  3,888
Amortization of prior service cost .........                  (115)                  (115)                    --
Amortization of net gain ...................                  (375)                    --                     --
                                                          --------               --------               --------
Net periodic postretirement benefit cost ...              $  5,112               $  5,891               $  6,130
                                                          ========               ========               ========

                              KEEBLER FOODS COMPANY

11.      POSTRETIREMENT AND POSTEMPLOYMENT BENEFITS (CONTINUED)

         The unfunded status of the plan reconciled to the postretirement obligation in Keebler's consolidated balance sheets is as follows:

(IN THOUSANDS)                                                       JANUARY 1, 2000         January 2, 1999
                                                                    -----------------        ---------------
Change in accumulated postretirement benefit obligation:
  Benefit obligation at beginning of year ...............              $ (56,269)              $ (56,690)
  Service cost ..........................................                 (2,178)                 (2,045)
  Interest cost .........................................                 (3,424)                 (3,961)
  Amendments ............................................                  8,531                      --
  Actuarial gain ........................................                    717                   3,641
  Acquisition ...........................................                     --                  (1,598)
  Curtailment gain ......................................                    108                      --
  Benefits and expenses paid ............................                  4,411                   4,384
                                                                       ---------               ---------
  Benefit obligation at year end ........................                (48,104)                (56,269)
  Fair value of plan assets .............................                     --                      --
                                                                       ---------               ---------
  Funded status .........................................                (48,104)                (56,269)
  Unrecognized actuarial gain ...........................                 (8,187)                 (7,856)
  Unrecognized prior service cost .......................                 (8,897)                   (574)
  Benefit payments subsequent to measurement date .......                    880                     978
                                                                       ---------               ---------
  Postretirement obligation .............................              $ (64,308)              $ (63,721)
                                                                       =========               =========

         The plan was amended in 1999 for a change in the calculation of retiree contribution rates that resulted in an $8.5 million reduction to the benefit obligation and a corresponding decrease in unrecognized prior service cost. In addition, as a result of the closure of the Sayreville, New Jersey manufacturing facility in 1999, the plan also recognized a net curtailment gain of $0.2 million resulting in a liability reduction of $0.1 million plus the recognition of $0.1 million of unrecognized prior service credit.

         The accumulated postretirement benefit obligation was determined using a weighted average discount rate of 7.5%, 6.5% and 7.3% for the years ended January 1, 2000, January 2, 1999 and January 3, 1998, respectively. The plan uses the September 30 preceding the fiscal year end as the measurement date.

         The weighted average annual assumed rate of increase in the cost of covered benefits was 8.0% for 1999 declining to an ultimate trend rate of 5.0% in 2002. A 1% increase in the trend rate for health care costs would have increased the accumulated benefit obligation for the year ended January 1, 2000 by $1.9 million and the net periodic benefit cost by $0.3 million. A 1% decrease in the trend rate for health care costs would have decreased the accumulated benefit obligation and net periodic benefit cost by $1.8 million and $0.3 million, respectively, for the year ended January 1, 2000.

    Keebler also provides postemployment medical benefits to employees on long--term disability. The plan is a comprehensive indemnity--type plan which covers nonunion employees on long--term disability. There is no length of service requirement. The plan incorporates coinsurance payments and deductibles. Keebler does not fund the plan. The postemployment obligation included in the consolidated balance sheets at January 1, 2000 and January 2, 1999 was $5.5 million and $4.7 million, respectively.

                              KEEBLER FOODS COMPANY

12.      INCOME TAXES

         The components of income tax expense were as shown below:

                                                                      Years Ended
                                             ------------------------------------------------------------
(IN THOUSANDS)                               JANUARY 1, 2000        January 2, 1999       January 3, 1998
                                             ---------------        ---------------       ---------------
Current:
  Federal .............................         $ 71,794               $ 58,269               $ 22,172
  State ...............................            6,739                  4,618                  3,840
                                                --------               --------               --------
Current provision for income taxes ....           78,533                 62,887                 26,012
Deferred:
  Federal .............................           (4,837)                 8,494                 17,203
  State ...............................             (521)                 1,581                  1,954
                                                --------               --------               --------
Deferred provision for income taxes ...           (5,358)                10,075                 19,157
                                                --------               --------               --------
                                                $ 73,175               $ 72,962               $ 45,169
                                                ========               ========               ========

         The differences between the income tax expense calculated at the federal statutory income tax rate and Keebler's consolidated income tax expense are as follows:

                                                                               Years Ended
                                                       ----------------------------------------------------------
(IN THOUSANDS)                                         JANUARY 1, 2000       January 2, 1999      January 3, 1998
                                                       ---------------       ---------------      ---------------
State income taxes (net of federal benefit)                 5,849                 5,813                 3,766
Intangible amortization ...................                 6,306                 3,160                 1,836
All others ................................                 4,537                 4,650                 1,924
                                                         --------              --------              --------
                                                         $ 73,175              $ 72,962              $ 45,169
                                                         ========              ========              ========

    The deferred tax assets and deferred tax (liabilities) recorded on the consolidated balance sheets consist of the following:

(IN THOUSANDS)                                             JANUARY 1, 2000         January 2, 1999
                                                           ---------------         ---------------
Depreciation ...................................              $ (57,604)              $(108,866)
Trademarks, trade names and intangibles ........                (64,887)                (49,348)
Prepaid pension ................................                (13,327)                (14,283)
Inventory valuation ............................                   (559)                 (6,779)
Other ..........................................                (10,503)                     --
                                                              ---------               ---------
                                                               (146,880)               (179,276)
                                                              ---------               ---------
Net operating loss carryforwards ...............                     --                  80,195
Postretirement/postemployment benefits .........                 26,778                  26,171
Plant and facility closing costs and severance .                 17,469                  23,728
Workers' compensation ..........................                  5,695                  14,769
Incentives and deferred compensation ...........                  7,801                  12,063
Employee benefits ..............................                 11,000                  10,879
Other ..........................................                     --                   6,436
                                                              ---------               ---------
                                                                 68,743                 174,241
Valuation allowance ............................                     --                 (84,350)
                                                              ---------               ---------
                                                              $ (78,137)              $ (89,385)
                                                              =========               =========

                              KEEBLER FOODS COMPANY

         In 1998, net operating loss carryforwards were approximately $207.1 million. All net operating loss carryforwards were used in 1999 to offset gains incurred through the Section 338 income tax election, which adjusted the tax basis of all assets and liabilities that resulted from the Keebler acquisition. The intangible asset related to the Keebler acquisition was reduced by $11.8 million as a result of resolving the preacquisition tax basis of acquired assets and liabilities. In 1999, the previously established valuation allowance on deferred tax assets of $84.4 million was eliminated due to the resolution of the uncertainty regarding the availability of preacquisition net operating losses.

    Income taxes paid, net of refunds, were approximately $49.6 million, $67.1 million and $9.9 million for the years ended January 1, 2000, January 2, 1999 and January 3, 1998, respectively.

13.      SHAREHOLDERS' EQUITY

COMMON STOCK

         There were no cash dividends declared for the years ended January 1, 2000, January 2, 1999 or January 3, 1998. Keebler's ability to pay cash dividends is limited by the Credit Facility and the Senior Subordinated Notes. The most limiting dividend restriction exists under the Senior Subordinated Notes, which limits dividend payments to the sum of: (i) 50% of consolidated cumulative net income, (ii) net cash proceeds received from the issuance of capital stock, (iii) net cash proceeds received from the exercise of stock options and warrants, (iv) net cash proceeds received from the conversion of indebtedness into capital stock and (v) the net reduction in investments made by Keebler.

TREASURY STOCK

         In March 1998, Keebler's Board of Directors authorized the repurchase, at management's discretion, of up to $30.0 million of shares of the Company's common stock. Keebler repurchased the remaining authorized shares in 1999, which fulfilled the treasury stock plan. The share repurchase program was primarily instituted to offset dilution, which may result from the exercise and sale of shares related to employee stock options. The repurchases of shares of common stock are recorded as treasury stock using the cost method and result in a reduction of shareholders' equity. Should the treasury shares be reissued, Keebler intends to use a first-in, first-out method of reissuance.

14.      STOCK OPTION PLAN

         Keebler has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" ("APB 25") and related Interpretations in accounting for employee stock options. Under APB 25, no compensation expense is recognized when the exercise price of options equals the fair value (market value) of the underlying stock options at the date of grant. Pro forma information regarding net income and earnings per share is required by SFAS No. 123, "Accounting for Stock--Based Compensation," and has been determined as if Keebler had accounted for its employee stock options under the fair value method of that Statement. For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The following table summarizes the pro forma disclosures regarding net income and earnings per share for the years ended January 1, 2000, January 2, 1999 and January 3, 1998:

                              KEEBLER FOODS COMPANY

(IN THOUSANDS EXCEPT PER SHARE DATA)                                                 YEARS ENDED
                                                             -----------------------------------------------------------
                                                             JANUARY 1, 2000      January 2, 1999        January 3, 1998
                                                             ---------------      ---------------        ---------------
Net income:
   As reported ...................................              $ 88,205              $ 94,871              $ 56,985
   Pro forma .....................................              $ 86,890              $ 91,032              $ 55,032
Basic net income per share:
   As reported ...................................              $   1.05              $   1.14              $   0.73
   Pro forma .....................................              $   1.04              $   1.09              $   0.71
Diluted net income per share:
   As reported ...................................              $   1.01              $   1.08              $   0.70
   Pro forma .....................................              $   0.99              $   1.04              $   0.68
Weighted average grant date fair value of options
   granted during the year .......................              $  11.88              $   8.53              $   8.09

         These pro forma amounts may not be representative of future disclosures because the estimated fair value of stock options is amortized to expense over the vesting period, which is variable, and additional options may be granted in future years. In 1999 and 1998, the fair value of each option grant was estimated on the date of grant using the Black-Scholes option-pricing model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective input assumptions including the expected stock price volatility. Because Keebler's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options. For purposes of the pro forma disclosures for 1997, the fair value for the options was estimated at the date of grant using a present value approach as Keebler was not a public company.

         For options granted, the following weighted average assumptions were used to determine the fair value:

                                                                                    YEARS ENDED
                                                              --------------------------------------------------------------
                                                              JANUARY 1, 2000         January 2, 1999        January 3, 1998
                                                              ---------------         ---------------        ---------------
Dividend yield ...................................                   0.0%                   0.0%                   0.0%
Expected volatility ..............................                  24.8%                  27.2%                   0.0%
Risk-free interest rate ..........................                  5.76%                  5.04%                  6.00%
Expected option life (years) .....................                     5                      5                      5

         Under Keebler's 1996 Stock Option Plan, 9,673,594 shares of Keebler's stock were authorized for future grant. All options granted have ten year terms and, due to acceleration resulting from the achievement of certain performance measures, vest by 2001.

         The following table summarizes the 1996 Stock Option Plan activity:

                                                                   YEAR ENDED JANUARY 3, 1998
                                                              ------------------------------------
                                                                                       Weighted
                                                                                        Average
                                                               Options              Exercise Price
                                                              ---------             --------------
Outstanding at the beginning of the period .....              6,802,471               $    1.98
Granted ........................................                 49,873                    5.23
Exercised ......................................                     --                      --
Forfeited ......................................                     --                      --
Expired ........................................                     --                      --
                                                              ---------
Outstanding at the end of the period ...........              6,852,344               $    2.01
                                                              =========
Exercisable at the period end ..................              1,587,243               $    1.98
                                                              =========

                              KEEBLER FOODS COMPANY

14.      STOCK OPTION PLAN (CONTINUED)

                                                                   YEAR ENDED JANUARY 3, 1998
                                                              ------------------------------------
                                                                                       Weighted
                                                                                        Average
                                                               Options              Exercise Price
                                                              ---------             --------------
Outstanding at the beginning of the period .....              6,852,344               $    2.01
Granted ........................................                     --                      --
Exercised ......................................                351,177                    2.21
Forfeited ......................................                 44,887                    3.23
Expired ........................................                     --                      --
                                                              ---------
Outstanding at the end of the period ...........              6,456,280               $    1.99
                                                              =========
Exercisable at the period end ..................              4,433,774               $    1.98
                                                              =========

                                                                   YEAR ENDED JANUARY 3, 1998
                                                              ------------------------------------
                                                                                       Weighted
                                                                                        Average
                                                               Options              Exercise Price
                                                              ---------             --------------
Outstanding at the beginning of the period .....              6,456,280               $    1.99
Granted ........................................                     --                      --
Exercised ......................................                491,570                    2.23
Forfeited ......................................                 45,081                    1.93
Expired ........................................                     --                      --
                                                              ---------
Outstanding at the end of the period ...........              5,919,629               $    1.97
                                                              =========
Exercisable at the period end ..................              4,493,801               $    1.96
                                                              =========

         Exercise prices as of January 1, 2000, for options outstanding under the 1996 Stock Option Plan ranged from $1.74 to $5.23. The weighted average remaining contractual life of these options is approximately six and one-half years.

         Under Keebler's 1998 Omnibus Stock Incentive Plan, 6,500,000 shares of Keebler's stock were authorized for future grant. All options granted generally have ten year terms and vest at the end of five years. Vesting can be accelerated if certain stock price performance measures are met.

         The following table summarizes the 1998 Omnibus Stock Incentive Plan activity:

                                                                   YEAR ENDED JANUARY 3, 1998
                                                              ------------------------------------
                                                                                       Weighted
                                                                                        Average
                                                               Options              Exercise Price
                                                              ---------             --------------
Outstanding at the beginning of the period .....                     --               $      --
Granted ........................................              2,737,836                   25.03
Exercised ......................................                     --                      --
Forfeited ......................................                 22,200                   27.31
Expired ........................................                     --                      --
                                                              ---------
Outstanding at the end of the period ...........              2,715,636               $   25.01
                                                              =========
Exercisable at the period end ..................                     --                      --
                                                              =========

                              KEEBLER FOODS COMPANY

                                                                   YEAR ENDED JANUARY 3, 1998
                                                              ------------------------------------
                                                                                       Weighted
                                                                                        Average
                                                               Options              Exercise Price
                                                              ---------             --------------
Outstanding at the beginning of the period .....              2,715,636               $   25.01
Granted ........................................                270,234                   34.98
Exercised ......................................                 39,140                   24.82
Forfeited ......................................                123,634                   25.27
Expired ........................................                  5,494                   27.31
                                                              ---------
Outstanding at the end of the period ...........              2,817,602               $   25.96
                                                              =========
Exercisable at the period end ..................                899,699               $   25.74
                                                              =========

         Exercise prices as of January 1, 2000, for options outstanding under the 1998 Omnibus Stock Incentive Plan ranged from $24.00 to $39.25. The weighted average remaining contractual life of these options is approximately five years.

         Under Keebler's Non-Employee Director Stock Plan, 300,000 shares of Keebler's stock were authorized for future grant. All options granted have ten year terms and vest automatically upon grant.

         The following table summarizes the Non-Employee Director Stock Plan activity:

                                                                   YEAR ENDED JANUARY 3, 1998
                                                              ------------------------------------
                                                                                       Weighted
                                                                                        Average
                                                               Options              Exercise Price
                                                              ---------             --------------
Outstanding at the beginning of the period .....                     --               $      --
Granted ........................................                 22,500                   27.44
Exercised ......................................                     --                      --
Forfeited ......................................                     --                      --
Expired ........................................                     --                      --
                                                                 ------
Outstanding at the end of the period ...........                 22,500               $   27.44
                                                                 ======
Exercisable at the period end ..................                 22,500               $   27.44
                                                                 ======

                                                                   YEAR ENDED JANUARY 3, 1998
                                                              ------------------------------------
                                                                                       Weighted
                                                                                        Average
                                                               Options              Exercise Price
                                                              ---------             --------------

Outstanding at the beginning of the period .....                 22,500               $   27.44
Granted ........................................                  7,500                   30.75
Exercised ......................................                     --                      --
Forfeited ......................................                     --                      --
Expired ........................................                     --                      --
                                                                 ------
Outstanding at the end of the period ...........                 30,000               $   28.27
                                                                 ======
Exercisable at the period end ..................                 30,000               $   28.27
                                                                 ======

         Exercise prices as of January 1, 2000 for options outstanding under the Non-Employee Director Stock Plan ranged from $27.44 to $30.75. The weighted average remaining contractual life of these options is approximately eight and one-half years.

                              KEEBLER FOODS COMPANY

15.      NET INCOME PER SHARE

         Basic net income per share is calculated using the weighted average number of common shares outstanding during each period. Diluted net income per share is calculated using the weighted average number of common and potentially dilutive common shares outstanding during each period. The common equivalent shares arise from the 1996 Stock Option Plan, the 1998 Omnibus Stock Incentive Plan, the Non-Employee Director Stock Plan and the warrant issued in connection with the Sunshine acquisition and are calculated using the treasury stock method.

         The following table sets forth the computation of basic and diluted net income per share:

                                                                                     Years Ended
                                                               ---------------------------------------------------------
(IN THOUSANDS)                                                 JANUARY 1, 2000     January 2, 1999       January 3, 1998
                                                               ---------------     ---------------       ---------------
NUMERATOR:
   Income before extraordinary item .................              $88,205              $96,577              $62,381
   Extraordinary item, net of tax ...................                   --                1,706                5,396
                                                                   -------              -------              -------
   Net income .......................................              $88,205              $94,871              $56,985
                                                                   =======              =======              =======
DENOMINATOR:
   Denominator for Basic Net Income Per Share
        Weighted Average Shares .....................               83,759               83,254               77,604
   Effect of Dilutive Securities:
        Stock options ...............................                3,886                3,992                2,168
        Warrants ....................................                   --                  240                  790
                                                                   -------              -------              -------
        Diluted potential common shares .............                3,886                4,232                2,958
                                                                   -------              -------              -------
   Denominator for Diluted Net Income Per Share .....               87,645               87,486               80,562
                                                                   =======              =======              =======

For the year ended January 1, 2000, there were weighted average options to purchase 143,122 shares of common stock at an exercise price ranging from $32.13 to $39.25, which were excluded from the computation of diluted net income per share as the exercise price of the options exceeded the average market price of common shares; and therefore, the effect would have been antidilutive. For the year ended January 2, 1999, there were weighted average options to purchase 96,478 shares of common stock at an exercise price ranging from $28.88 to $32.13, which were excluded from the computation of diluted net income per share as the exercise price of the options exceeded the average market price of common shares; and therefore, the effect would have been antidilutive. There were no antidilutive securities for the year ended January 3, 1998.

16.      SEGMENT INFORMATION

         In 1998, Keebler adopted SFAS 131 "Disclosures about Segments of an Enterprise and Related Information." Keebler's reportable segments are Branded and Specialty. The reportable segments were determined using Keebler's method of internal reporting, which divides and analyzes the business by sales channel. The nature of the customers, products and method of distribution can vary by sales channel. The reportable segments represent an aggregation of similar sales channels. The Branded segment is comprised of sales channels that principally market brand name cookie, cracker and brownie products to retail outlets, as well as private label biscuit products. Either a Keebler sales employee or a distributor sells products in the Branded segment. The sales channels in the Specialty segment primarily sell cookie and cracker products that are manufactured on a made-to-order basis or that are produced in individual packs to be used in various institutions (i.e., restaurants, hospitals, etc.), as well as cookies manufactured for the Girl Scouts of the U.S.A. Many of the products sold by the Specialty segment are done so through the use of brokers.

         Keebler evaluates the performance of the reportable segments and allocates resources based on the segment's profit contribution, defined as earnings before certain functional support costs, amortization, interest and income taxes. The accounting policies for each reportable segment are the same as those described for the total company in Note 4 "Summary of Significant Accounting Policies." The cost of sales, however, used to determine a segment's profit contribution is calculated using standard costs for each product, whereas actual cost of sales is used to determine consolidated income from operations.

                              KEEBLER FOODS COMPANY

         There are no intersegment transactions that result in revenue or profit
(loss). Asset information by reportable segment is not presented, as Keebler does not report or generate such information internally. However, depreciation expense included in the determination of a segment's profit contribution has been presented. The depreciation expense for each reportable segment reflects the amount absorbed in the standard cost of products sold, as well as the depreciation that relates to assets used entirely by the respective segment. The following table presents certain information included in the profit contribution of each segment for the years ended January 1, 2000, January 2, 1999 and January 3, 1998. Prior year numbers have been restated for reclassifications between reportable segments.

                                                       Branded           Specialty
(IN THOUSANDS)                                         Segment            Segment          Other (1)           Total
                                                     ----------          ---------         ---------        -----------
YEAR ENDED JANUARY 1, 2000:

NET SALES TO EXTERNAL CUSTOMERS ...........          $2,099,257          $568,514          $    --          $2,667,771
DEPRECIATION EXPENSE ......................              22,820             6,700           35,014              64,534
PROFIT CONTRIBUTION .......................             339,847           119,705               --             459,552

Year Ended January 2, 1999:

Net sales to external customers ...........          $1,798,347          $428,133          $    --          $2,226,480
Depreciation expense ......................              24,457             6,563           28,383              59,403
Profit contribution .......................             277,791            90,746               --             368,537

Year Ended January 3, 1998:

Net sales to external customers ...........          $1,646,627          $418,557          $    --          $2,065,184
Depreciation expense ......................              20,798             5,602           27,331              53,731
Profit contribution .......................             223,437            83,795               --             307,232

(1) Represents expenses incurred by the functional support departments that are not allocated to the reportable segments.

         The net sales to external customers from the reportable segments equal the consolidated net sales of Keebler. A reconciliation of segment profit contribution to total consolidated income from continuing operations before income tax expense for the years ended January 1, 2000, January 2, 1999 and January 3, 1998 is as follows:

                                                                                Years Ended
                                                            ------------------------------------------------------
(IN THOUSANDS)                                              JANUARY 1, 2000     January 2, 1999    January 3, 1998
                                                            ---------------     ---------------    ---------------
INCOME BEFORE INCOME TAX EXPENSE:

Reportable segment's profit contribution.................      $  459,552         $  368,537         $  307,232
Unallocated functional support costs (1).................         195,649            172,498            165,835
Restructuring and impairment charge......................          66,349                 --                 --
Interest expense, net....................................          36,174             26,500             33,847
                                                               ----------         ----------         ----------
   Income before Income Tax Expense......................      $  161,380         $  169,539         $  107,550
                                                               ==========         ==========         ==========



(1) Includes support costs such as distribution, research and development, corporate administration and other (income) expense, which are not allocated internally to reportable segments.

    Net sales to external customers consist of cookies, crackers and other baked goods for all periods presented. All long-lived assets at January 1, 2000 and January 2, 1999 are located in the United States. Net sales to external customers made outside the United States, as well as to any single customer, are not material to consolidated net sales for the years ended January 1, 2000, January 2, 1999 and January 3, 1998.

                              KEEBLER FOODS COMPANY

17.      UNAUDITED QUARTERLY FINANCIAL DATA

         Results of operations for each of the four quarters of the fiscal years ended January 1, 2000 and January 2, 1999 follow. Each quarter represents a period of twelve weeks except the first quarter which includes sixteen weeks.

                                             Quarter 1                Quarter 2               Quarter 3              Quarter 4
                                        -------------------     --------------------     -------------------     ------------------
(IN MILLIONS EXCEPT PER SHARE DATA)       1999        1998        1999         1998        1999        1998       1999       1998*
                                        -------     -------     -------      -------     -------     -------     -------    -------
Net sales ............................  $ 852.0     $ 636.8     $ 587.9      $ 490.0     $ 615.8     $ 499.9     $ 612.1    $ 599.8
Gross profit .........................    471.3       372.7       330.5        281.3       354.6       294.4       360.8      339.2
Restructuring and impairment charge ..       --          --        69.2           --          --          --        (2.9)        --
Income before extraordinary item .....     32.7        14.1       (21.4)        19.4        32.1        29.0        44.8       34.1
Extraordinary item ...................       --          --          --           --          --         1.7          --         --
Net income (loss) ....................     32.7        14.1       (21.4)        19.4        32.1        27.3        44.8       34.1

Basic net income per share:
   Income before extraordinary item ..  $  0.39     $  0.17     $ (0.25)     $  0.23     $  0.38     $  0.35     $  0.53    $  0.41
   Extraordinary item ................       --          --          --           --          --        0.02          --         --
                                        -------     -------     -------      -------     -------     -------     -------    -------
   Net income (loss) .................  $  0.39     $  0.17     $ (0.25)     $  0.23     $  0.38     $  0.33     $  0.53    $  0.41
                                        =======     =======     =======      =======     =======     =======     =======    =======

Diluted net income per share:
   Income before extraordinary item ..  $  0.37     $  0.16     $ (0.24)     $  0.22     $  0.37     $  0.33     $  0.51    $  0.39
   Extraordinary item ................       --          --          --           --          --        0.02          --         --
                                        -------     -------     -------      -------     -------     -------     -------    -------
   Net income (loss) .................  $  0.37     $  0.16     $ (0.24)     $  0.22     $  0.37     $  0.31     $  0.51    $  0.39
                                        =======     =======     =======      =======     =======     =======     =======    =======

----------

* Quarter 4, 1998 includes the operating results of President from the acquisition date of September 28, 1998 through January 2, 1999.

18.      SUBSEQUENT EVENTS

         On March 6, 2000, Keebler acquired Austin Quality Foods, Inc. ("Austin"), for $252.4 million, in a business combination that will be accounted for as a purchase. Austin is a leading producer and marketer of single serve baked snacks, including cracker sandwiches and bite-sized crackers and cookies. Keebler will finance the acquisition with borrowings under its existing credit facilities.

         On February 23, 2000, the Board of Directors declared an initial quarterly cash dividend of $0.1125 per common share payable on March 22, 2000, to stockholders of record on March 8, 2000.

         On February 2, 2000, Keebler's Board of Directors authorized the repurchase, at management's discretion, of up to an additional $30.0 million in shares of Keebler common stock. Purchases will be made through the open market or through private transactions. The share repurchase program was approved primarily to offset future dilution, which may result from the exercise and sale of shares related to employee stock options.

         On January 4, 2000, Keebler sold its Birmingham, Alabama and North Little Rock, Arkansas bakeries and the SUNNY and GREGS brands to Consolidated Biscuit Company ("Consolidated"). Keebler received $17.0 million from Consolidated, which is estimated to result in an after-tax gain of approximately $3.5 million that will be included in income from operations during the first quarter of fiscal 2000.

                        REPORT OF INDEPENDENT ACCOUNTANTS


THE BOARD OF DIRECTORS AND SHAREHOLDERS OF KEEBLER FOODS COMPANY

Our report on the consolidated financial statements of Keebler Foods Company and Subsidiaries is included on page F-2 of the Form 10-K. In connection with our audits of such financial statements, we have also audited the related financial statement schedule listed in the index on page F-1 of the Form 10-K.

In our opinion, the financial statement schedule referred to above, when considered in relation to the basic financial statements taken as a whole, present fairly, in all material respects, the information required to be included therein.




PricewaterhouseCoopers LLP





Chicago, Illinois
February 1, 2000

ITEM 14 (D).      FINANCIAL STATEMENT SCHEDULE                      SCHEDULE II

                              KEEBLER FOODS COMPANY
                SCHEDULE II -- VALUATION AND QUALIFYING ACCOUNTS
    FOR THE YEARS ENDED JANUARY 1, 2000, JANUARY 2, 1999 AND JANUARY 3, 1998

                                 (IN THOUSANDS)

------------------------------------------------------------------------------------------------------------------------
                     COL. A                         COL. B               COL. C                COL. D          COL. E
------------------------------------------------------------------------------------------------------------------------
                                                                        ADDITIONS
                                                                 ------------------------
                                                   BALANCE AT    CHARGED TO    CHARGED TO                     BALANCE AT
                                                   BEGINNING       COSTS/        OTHER                           END
                   DESCRIPTION                     OF PERIOD      EXPENSES      ACCOUNTS      DEDUCTIONS      OF PERIOD
                   -----------                     ----------    ----------    ----------     ----------      ----------
Those valuation and qualifying accounts
which are deducted in the balance sheet
from the assets to which they apply:

YEAR ENDED JANUARY 1, 2000

       For discounts and doubtful accounts ....     $ 7,782      $ 22,474      $     --        $(21,688)(2)     $ 8,568
                                                    =======      ========      ========        ========         =======

       For deferred taxes .....................     $84,350      $     --      $(84,350)(4)    $     --         $    --
                                                    =======      ========      ========        ========         =======

       For inventory reserves .................     $ 9,614      $  4,026      $     --        $ (6,965)(3)     $ 6,675
                                                    =======      ========      ========        ========         =======

YEAR ENDED JANUARY 2, 1999

       For discounts and doubtful accounts ....     $ 4,965      $ 20,148      $  2,879(1)     $(20,210)(2)     $ 7,782
                                                    =======      ========      ========        ========         =======

       For deferred taxes .....................     $84,350      $     --      $     --        $     --         $84,350
                                                    =======      ========      ========        ========         =======

       For inventory reserves .................     $ 6,782      $  7,484      $  1,807(1)     $ (6,459)(3)     $ 9,614
                                                    =======      ========      ========        ========         =======

YEAR ENDED JANUARY 3, 1998

       For discounts and doubtful accounts ....     $ 5,390      $ 18,970     $     --        $(19,395)(2)     $ 4,965
                                                    =======      ========     ========        ========         =======

       For deferred taxes .....................     $84,350      $     --     $     --        $     --         $84,350
                                                    =======      ========     ========        ========         =======

       For inventory reserves .................     $ 5,508      $  9,716     $     --        $ (8,442)(3)     $ 6,782
                                                    =======      ========     ========        ========         =======

(1)      Amount acquired in the acquisition of President International, Inc.

(2)      Primarily charges against reserves, net of recoveries.

(3)      Inventory write-offs, net.

(4) Amount eliminated due to the resolution of a pre-acquisition contingency.